Exhibit 1
                                                                       ---------

For Immediate Release                                            6 Feburary 2006


                              WPP GROUP PLC ("WPP")

                       Spafax acquires DMX Inflight in US


WPP announces that its wholly-owned operating company Spafax Airline Network Inc, the leading global inflight entertainment company, has acquired DMX Inflight, the inflight entertainment business of DMX Music.

Founded in 1981 and headquartered in Orange County, California, DMX Inflight employs 26 people. The company represents a number of the world's leading airlines providing audio, video and technical services together with media sales representation. DMX Inflight's revenues for the year ended 31 December 2005 were US$3.6 million with net assets at closing of US$0.2million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

For further information please contact:

Feona McEwan, WPP 44-20 7408 2204
www.wpp.com